# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intchains Group Limited, CIK 0001895597
CUSIP: 45828E104
Title of class of securities: Class A ordinary shares, par value US$0.000001 per share
Address of issuer's principal executive offices: Building 16, Lane 999, Xinyuan South Rd, Lin-gang Special Area, Pudong, Shanghai, China (F4), 00000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002011521

## Reporting persons
- Intchains ZWM Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 3,645,950; shared voting power 0; sole dispositive power 3,645,950; shared dispositive power 0; aggregate amount beneficially owned 3,645,950 (6.5% of the class)
  Comment: (1) The value in rows 5 and 7 represents 3,645,950 Class A ordinary shares held of record by Intchains ZWM Holding Limited as of December 31, 2025.
  (2) Percent of class represented by amount in row (9) is calculated based on an aggregate of 56,028,722 Class A ordinary shares issued and outstanding as of December 31, 2024, as reported in the Issuer's Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2025.
- Weimin Zhou: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 3,645,950; shared voting power 0; sole dispositive power 3,645,950; shared dispositive power 0; aggregate amount beneficially owned 3,645,950 (6.5% of the class)
  Comment: (1) The value in rows 5 and 7 represents 3,645,950 Class A ordinary shares held of record by Intchains ZWM Holding Limited, a British Virgin Islands company 100% owned by Weimin Zhou as of December 31, 2025.
  (2) Percent of class represented by amount in row (9) is calculated based on an aggregate of 56,028,722 Class A ordinary shares issued and outstanding as of December 31, 2024, as reported in the Issuer's Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2025.

## Item 1. Issuer
Name of issuer: Intchains Group Limited
Address of issuer's principal executive offices: Building 16, Lane 999, Xinyuan South Road, Lin-gang Special Area, Pudong, Shanghai, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Intchains ZWM Holding Limited, a British Virgin Islands company 100% owned by Weimin Zhou.
Weimin Zhou, a citizen of the People's Republic of China.
Address of principal business office or, if none, residence:
The address of each of Intchains ZWM Holding Limited and Weimin Zhou is as follows:
c/o Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. British Virgin Islands
Citizenship:
Intchains ZWM Holding Limited, a British Virgin Islands company
Weimin Zhou, a citizen of the People's Republic of China

## Item 4. Ownership
Amount beneficially owned: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Percent of class: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Sole power to vote or to direct the vote: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Shared power to vote or to direct the vote: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Intchains ZWM Holding Limited: /s/ Weimin Zhou, Weimin Zhou / Director (01/27/2026)
- Weimin Zhou: /s/ Weimin Zhou, Weimin Zhou (01/27/2026)